centrica

082-04578

FAX MESSAGE

To: Office of International Corporation Finance, SEC	**Date:** 30 July, 2008
Fax: 001 202-772-9207	**Ref:** Stock Exchange Announcement
From: Secretariat	**No. of pages** 5 (incl. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

PROCESSED
AUG 04 2008
THOMSON REUTERS

SUPPL

08004076

RECEIVED
2008 JUL 31 A 4:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

7/31

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000 Facsimile: 01753 494019

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

30 July 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

30 July 2008

EMBARGOED TO: 14:30 Wednesday 30 July 2008

British Gas: Pricing Announcement

- Prices for dual fuel to increase by 25 per cent.
- Lower price increase of 21 per cent for dual fuel prepayment customers.
- Prices for electricity to increase by 9 per cent and gas by 35 per cent.
- No increase at all for 2.1 million customers on fixed price tariffs.
- Launch of *Essentials Extra:* no price increase for vulnerable customers until April 2009, saving up to £214 per customer[1], plus a home energy audit and energy efficiency measures to help reduce energy consumption and cut future bills in a sustainable way.
- Nil premium fixed price tariff launched to guarantee prices until September 2011.
- Winter 2008/2009 wholesale gas prices up 89 per cent on the previous winter, which represents an increase in market commodity costs of around £2 billion.
- British Gas Residential profits for first half of 2008 down 69 per cent.
- Committed to no further price rises for standard tariff customers in 2008.

British Gas today announced that soaring wholesale energy prices have forced it to increase tariffs for domestic gas and electricity.

Wholesale gas prices for the coming winter have increased by 89 per cent on the previous winter – up from 48.0p/th[2] to 90.8p/th[3]. Wholesale electricity prices have increased by 72 per cent – up from £49.62 MWh[4] to £85.58 MWh[5] over the same period.

The increase in wholesale prices is the result of:

- Diminishing UK gas reserves: the UK will import 40 per cent of its gas needs this year, up from 27 per cent last year.
- The UK is now buying gas in a global market: prices are strongly linked to record oil prices, which have doubled since spring last year.
- Increasing global demand: countries in all parts of the world, including fast-growing Asian economies, are attracting gas cargoes at oil-inflated high prices and thus the volume of gas shipped to the UK has fallen 60 per cent[6].

British Gas Managing Director, Phil Bentley, said: "We very much regret that we have had to make this decision at a time when many household budgets are already under pressure. The simple fact though, is that we have entered an era of unprecedented high world energy prices. The only answer to cope with higher energy prices, I'm afraid, is for all of us to be more energy efficient and we will be contacting all our British Gas customers to show how they can save energy to try and offset these price rises."

The retail price increases, averaging 25 per cent or 72p per day for a dual fuel customer, come in with immediate effect. However, 2.1 million customers on fixed price tariffs will be unaffected.

British Gas has around 340,000 *Essentials* accounts and by holding prices flat until after the winter, those customers will save up to £214[1]. In the 12 months to April 2009 British Gas has committed to spend £43 million on support for its *Essentials* customers – the most of all the six major energy retailers.

British Gas has also launched *Essentials Extra* – a package of benefits that will allow its most vulnerable customers to control their energy bills on an ongoing basis. Along with benefiting from a delay in the price increase until after winter, *Essentials* customers will be offered a home energy audit to identify measures that can be taken in their homes to cut consumption and bring down the cost of energy when prices rise after winter. Where suitable, British Gas will then offer access to free energy efficiency measures such as insulation. This package will help *Essentials* customers take control of their bills in a sustainable way.

This initiative is part of a broader programme of working with the Government to try to reduce the impact of soaring wholesale energy prices for the most vulnerable customers.

British Gas will also spend £900 million over the next three years installing energy efficient products in customers' homes – the largest such initiative in the UK. Its ongoing *Green Streets* programme is demonstrating that reductions in energy usage of up to 30 per cent are possible through a mixture of expert advice and energy efficiency installations from British Gas[7]. Furthermore, in 2007 British Gas installed 17.3 million energy efficient products, helping more than 6.4 million households save money, and 1.8 million people have completed British Gas' Energy Savers Report, recommending average savings of £172 per annum.

To protect customers from the impact of wholesale market volatility, British Gas is today launching a new fixed priced tariff without a premium. Fixed Price 2011 will offer customers the opportunity to fix their gas and electricity prices at today's revised rates until September 2011. British Gas also confirmed that there would be no further price increases for standard tariff customers in 2008.

Mr Bentley continued: "We're working hard to take costs out of the business and are on target to save £60m this year, but we can't absorb the impact of such high wholesale prices, which are increasing the market costs of the energy procured for our customers by over £2 billion. We will continue to do all we can to protect our customers from high prices. We are delaying the price rise for our vulnerable customers until after next winter, lowering the price increase for prepayment customers, launching a new fixed price tariff and helping all of our customers to make their homes as energy efficient as possible."

"British Gas leads the industry in securing new sources of energy for the UK, from bringing in new gas supplies and building the world's largest offshore wind farm, to completing the first modern power station to be built in the UK for eight years. However, these investments are costing billions of pounds and we can't sell energy at a huge loss."

Along with rising wholesale energy prices, customers' bills have also been hit by increasing transportation and distribution costs and the cost of meeting Government targets for renewable electricity generation and carbon emissions reduction, which have added £32 to the average dual fuel bill[8].

In line with the guidance given in the Interim Management Statement in May, operating profit for British Gas Residential in the first half of 2008 was £166

million, down by 69 per cent from £533 million in the same period last year, a pre-tax operating margin in the first half of 2008 of 4.3 per cent.

Given current record forward wholesale prices for the coming winter, after this price increase British Gas Residential's operating margins in the second half of the year are forecast to be broadly in line with the first half performance.

Ends

Notes to editors

All bill increases for standard tariff at industry average annual consumption (20,500 kWh for gas, 3,300 kWh for single rate electricity), averaged across all regions and standard payment methods, rounded and including VAT at 5%.

[1] Represents the average dual fuel saving for a Pay As You Go Energy Essentials customer versus otherwise increased rates for the months August 08 to March 09 inclusive. Based on industry average annual consumption, using a seasonal profile of consumption, averaged across all regions, rounded and including VAT.
[2] Average of Heren and Argus: Average month ahead for winter 07/08 = 47.96p/th.
[3] Average of Heren and Argus: Forward price for winter 08/09 as of close on 28th July = 90.83 p/th.
[4] Argus: Average of winter 07/08 outturn prices = £49.62 MWh
[5] Argus: Forward price for winter 08/09 as of close on 28th July = £85.58 MWh
[6] Waterborne: The UK imported 1.413 million tons of LNG between 1 October 2006 to 31 March 2007 in 24 cargoes. In the same period 2007/08 the UK imported 589,000 tons on 11 cargoes – a difference of 58.3%.
[7] IPPR – Green Streets: Analysis and policy implications – Initial Results (July 2008).
[8] Total annual costs incurred per customer for Transport & Distribution - £215, CERT - £32, ROC - £11. Based on a dual fuel customer at industry average annual consumption, rounded and excluding VAT.

Investor relations
Centrica: 01753 494000

Media relations
British Gas: 0845 072 8002

END